UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Chief Governance and Compliance Officer

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Rio de Janeiro, March 24, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that its Board of Directors, in a meeting held today, elected Mr. Salvador Dahan to the position of Chief Governance and Compliance Officer, as of May 1, 2021.

Mr. Salvador Dahan has a Bachelor of Law from Mackenzie University, with an MBA in Business Security Management from FECAP and a post-graduate degree in Business and Community Leadership from INSPER/SP. He has 22 years of experience in the Compliance, Risk and Governance areas, having worked in large multinational companies. Early in his career, he founded the company Prot Consulting with two other partners, and worked for over six years as Associate Director and Senior Consultant, working in the area of risk management. From 2005 to 2007, he was Risk and Investigation Manager LATAM at Procter & Gamble, having this experience broadened his vision on international processes and best practices. In 2007, he was invited to work on structuring the Compliance and Corporate Security areas of the Gerdau Group, where he held the position of General Manager until 2016. In early 2017, Mr. Salvador Dahan joined Nissan Motors to act as Chief Governance, Risk, Compliance and Audit Officer for Latin American operations, having worked on structuring processes and policies of the areas. In 2019, he was invited to work in Japan as Nissan's General Manager, with global scope of action for the areas of Risk, Compliance and Privacy, being in charge of this function until now.

The appointment of Mr. Salvador Dahan was previously analyzed by the Petrobras Board of Directors' People Committee as well as had favorable opinion from the Statutory Audit Committee.

The term of the current Chief Governance and Compliance Officer, Marcelo Zenkner, has been extended until his successor takes office, in accordance with paragraph 4 of article 150 of the Brazilian Corporation Law. (Law 6404/76)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer